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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

RUBY TUESDAY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781182100

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 391,900
	8	SHARED VOTING POWER 492,000
	9	SOLE DISPOSITIVE POWER 391,900
	10	SHARED DISPOSITIVE POWER 492,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,785
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 348,785
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,015
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011 (the “Original Schedule 13D”), and Amendment No. 1 thereto, filed with the SEC on June 28, 2011, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Ruby Tuesday, Inc., a Georgia corporation (the “Issuer”).

On June 16, 2011, the BD Parties (as defined in Item 2 of the Original Schedule 13D), the Carlson Parties (as defined in Item 5 of the Original Schedule 13D) and Michael Brodsky (“Mr. Brodsky”) entered into an Amended and Restated Group Agreement (the “Group Agreement”).  The Group Agreement was attached to the Original Schedule 13D as Exhibit 1 thereto and is incorporated herein by reference.  As described in Item 6 of this statement on Schedule 13D (this “Schedule 13D”), the Reporting Persons and the Carlson Parties have terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement (other than certain provisions of the Group Agreement which expressly survive the termination thereof).  The security interests reported in this Schedule 13D do not include security interests owned by the Carlson Parties.  This Schedule 13D only reports information on the Reporting Persons identified in the cover pages hereto and does not report any acquisition or disposition of Common Stock by the Carlson Parties.

This Amendment No. 2 is also filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by the BD Parties and the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Brodsky.

Item 3.	Source and Amount of Funds or other Consideration
The first paragraph of Item 3 is amended and restated as follows:

The BD Parties expended an aggregate amount equal to $7,156,015.72 (including commissions) to purchase 683,900 shares of Common Stock and $1,165,077.00 (including commissions) to purchase over-the-counter American-style call options exercisable for 200,000 shares of Common Stock until October 22, 2011.  The BD Parties expended an additional $1,000,040.00 (including commisions) to exercise such call options to purchase 200,000 shares of Common Stock on July 1, 2011.  Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j) On June 30, 2011, the Issuer entered into an agreement (the “Standstill Agreement”) with the BD Parties that will result in Mr. Becker and Mr. Drapkin becoming members of the Board.

The following is a brief description of certain terms of the Standstill Agreement, which description is qualified in its entirety by reference to the full text of the Standstill Agreement which is attached as Exhibit 1 hereto and incorporated by reference herein.

Under the terms of the Standstill Agreement, (a) the Issuer has agreed on or before July 8, 2011 (i) to increase the size of the Board to a total of nine directors, (ii) to appoint Mr. Becker and Mr. Drapkin as directors of the Board in Class I and Class III, respectively, (iii) to appoint Mr. Becker to the Executive Compensation and Human Resources Committee of the Board and the Nominating and Governance Committee of the Board; and (iv) to appoint Mr. Drapkin to the Audit Committee of the Board and the Nominating and Governance Committee of the Board; (b) the Issuer has agreed to nominate Mr. Becker for reelection to the Board at the Issuer's 2011 annual meeting of shareholders (the "2011 Annual Meeting"); (c) the BD Parties have agreed, at all shareholder meetings where the election of directors will be voted on during such time as Mr. Becker or Mr. Drapkin serves as a director of the Issuer, to cause all shares of Common Stock beneficially owned by the BD Parties to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election; and (d) the BD Parties have agreed to abide by certain standstill provisions until the second anniversary of the 2011 Annual Meeting (or such earlier date upon the occurrence of certain events, as described in the Standstill Agreement) (the “Standstill Period”).

Under the terms of the Standstill Agreement, the BD Parties have agreed that (a) Mr. Becker and Mr. Drapkin each irrevocably tenders his resignation as director effective as of the date that the beneficial ownership of the BD Parties in the Common Stock of the Issuer and the beneficial ownership of the Carlson Parties in the Common Stock of the Issuer, in the aggregate, falls below 5% of the outstanding Common Stock of the Issuer and (b) Mr. Becker and Mr. Drapkin each irrevocably tenders his resignation as director effective as of the date, if any, that the BD Parties breach in any material respect any of their representations, warranties, commitments or obligations set forth in Sections 3, 6(b), 7, 8, 9 and 10 of the Standstill Agreement and such breach has not been cured within 30 days following written notice of such breach so long as such breach is curable, and, in each case, the Board may accept either or both such resignations, in its sole discretion, by a majority vote (excluding Mr. Becker and Mr. Drapkin).

Under the terms of the Standstill Agreement, (i) the Issuer has also agreed that, during the Standstill Period, any increase in the size of the Board other than in connection with the appointment of Mr. Drapkin will be subject to the prior written consent of the BD Parties and (ii) if either of Mr. Becker or Mr. Drapkin is unable or unwilling to serve as a director for any reason, then the Issuer and the BD Parties shall agree on a replacement for such director(s).

On June 30, 2011, the Issuer appointed Mr. Becker and Mr. Drapkin to serve as directors of the Board and to serve on such committees of the Board as described above.

Pursuant to the terms of the Standstill Agreement, Becker Drapkin QP and Becker Drapkin, L.P. withdrew, effective upon the date Mr. Becker and Mr. Drapkin were nominated to the Board, the notice, dated June 1, 2011, that Becker Drapkin QP and Becker Drapkin, L.P. delivered to the Vice President, General Counsel and Secretary of the Issuer regarding their intent to nominate directors at the 2011 Annual Meeting.

Item 5.	Interest in Securities of the Issuer

The first, second, third and fourth paragraphs of subparagraphs (a) and (b) of Item 5 for the BD Parties, the second paragraph of subparagraphs (a) and (b) of Item 5 for Mr. Brodsky, the second table in subparagraph (c) of Item 5 for the BD Parties and the sole paragraph of subparagraph (e) of Item 5 for both the BD Parties and Mr. Brodsky are hereby amended and restated as follows:

BD Parties

(a), (b) The BD Parties may be deemed to beneficially own in the aggregate 883,900 shares of Common Stock.  Based upon a total of 65,097,871 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending March 1, 2011, the Reporting Persons’ shares represent approximately 1.358% of the outstanding shares of Common Stock.

On June 16, 2011, the Group Agreement was entered into by (i) the BD Parties, (ii) the Carlson Parties and (iii) Mr. Brodsky (collectively with the BD Parties and the Carlson Parties, the “Group”).  On June 30, 2011, the BD Parties entered into an agreement (the “Group Termination Agreement”) with the Carlson Parties and Mr. Brodsky whereby the parties thereto, on behalf of themselves and their respective affiliates, terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement (other than certain provisions of the Group Agreement which expressly survive the termination thereof). The foregoing description is qualified in its entirety by reference to the full text of the Group Termination Agreement, a copy of which is attached as Exhibit 2 and incorporated by reference herein. As a result of the Group Termination Agreement, the BD Parties will no longer be deemed to beneficially own any securities held by the Carlson Parties or Mr. Brodsky.

Becker Drapkin QP owns 348,785 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 0.536% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 56,015 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.086% of the outstanding shares of Common Stock.

(c) On July 1, 2011, Becker Drapkin QP exercised 1,743 American-style call options to purchase 174,300 shares of Common Stock at a strike price of $5 per share and Becker Drapkin, L.P. exercised 257 American-style call options to purchase 25,700 shares of Common Stock at a strike price of $5 per share.

(e) As of June 30, 2011, the BD Parties ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

Mr. Brodsky

(a), (b)

On June 16, 2011, the Group Agreement was entered into by the Group. On June 30, 2011, Mr. Brodsky entered into the Group Termination Agreement with the BD Parties and the Carlson Parties whereby the parties thereto, on behalf of themselves and their respective affiliates, terminated (i) their status as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Group Agreement (other than certain provisions of the Group Agreement which expressly survive the termination thereof). The foregoing description is qualified in its entirety by reference to the full text of the Group Termination Agreement, a copy of which is attached as Exhibit 2 and incorporated by reference herein. As a result of the Group Termination Agreement, Mr. Brodsky will no longer be deemed to beneficially own any securities held by the Carlson Parties or the BD Parties.

(e) As of June 30, 2011, Mr. Brodsky ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On June 30, 2011, the Issuer and the BD Parties entered into the Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On June 30, 2011, the Reporting Persons and the Carlson Parties entered into the Group Termination Agreement, the terms of which are described in Item 5 of this Schedule 13D.  In addition, the Group Termination Agreement amended the terms of the payment by Carlson Capital, L.P. of certain fees to BD Management. Pursuant to the Group Termination Agreement, the percentage of any realized gains on Common Stock directly held or beneficially owned by any Carlson Party or affiliate thereof to be paid by Carlson Capital to BD Management (pursuant to Section 8 of the Group Agreement, which section shall survive the termination thereof) shall be reduced from 10% to 7% with respect to any Common Stock purchased once the aggregate purchase amount of such Common Stock by the Carlson Parties exceeds $30,000,000.

On July 1, 2011, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 3 and incorporated by reference herein.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Agreement, dated June 30, 2011, by and among Ruby Tuesday, Inc.; BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners III, L.P.; BC Advisors, LLC; Steven R. Becker and Matthew A. Drapkin

Exhibit 2
Group Termination Agreement, dated June 30, 2011, by and among BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners III, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; Clint D. Carlson and Michael Brodsky

Exhibit 3
Joint Filing Agreement, dated July 1, 2011, by and among BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners III, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin and Michael Brodsky

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           July 1, 2011

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

BD PARTNERS III, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Michael S. Grisolia
Name: Michael S. Grisolia
Title: Attorney-in-Fact

MICHAEL BRODSKY

By:	/s/ Michael Brodsky